Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Baozun Inc., you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

(1) PROPOSALS FOR

GENERAL MANDATES TO ISSUE SHARES AND TO BUY BACK SHARES;

(2) RE-ELECTION OF DIRECTORS;

(3) PROPOSED GRANT OF RSUS TO A DIRECTOR; AND (4) NOTICE OF ANNUAL GENERAL MEETING

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” in this circular.

A notice convening the Annual General Meeting to be held at Unit 1701-1707 & 1716, 17/F., BEA Tower Millennium City 5, 418 Kwun Tong Road, Kwun Tong, Hong Kong on Thursday, June 15, 2023 at 2:00 p.m. is set out on pages 26 to 30 of this circular. A proxy form for use at the meeting is enclosed.

Only holders of the Shares of record as of the close of business on Tuesday, May 16, 2023, Hong Kong Time (the “Ordinary Shares Record Date”) are entitled to attend and vote at the Annual General Meeting. Holders of ADSs as of the close of business on Tuesday, May 16, 2023, New York Time (the “ADS Record Date”) will be able to instruct JPMorgan Chase Bank, N.A., the holder of record of Class A ordinary shares represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 2:00 p.m. on Tuesday, June 13, 2023, Hong Kong Time at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the Annual General Meeting, and JPMorgan Chase Bank, N.A. must receive your ADS voting card (the “ADS Voting Card”) by no later than 9:00 a.m on Wednesday, June 7, 2023, New York Time to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

May 16, 2023

– i –

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

“2022 Plan”	the share incentive plan approved by the Shareholders on October 21, 2022 and effective from November 1, 2022

“ADS(s)”	American Depositary Shares (each representing three Class A ordinary shares)

“Annual General Meeting”	the annual general meeting to be convened by the Company on Thursday, June 15 2023 at 2:00 p.m., Hong Kong Time

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“CG Code”	Part 2 of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules

“Class A ordinary shares”	Class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on any resolution tabled at the Company’s general meeting

“close associate(s)”	has the meaning ascribed to it under the Listing Rules

“Company”	Baozun Inc., an exempted company incorporated in the Cayman Islands with limited liability on December 17, 2013 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time

DEFINITIONS

“Companies Act”	the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“core connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Issue Mandate”	the general mandate to the Board to exercise the power of the Company to allot, issue and deal with new Class A ordinary shares and/or ADSs not exceeding 20% of the total number of the issued Shares as of the date of passing the ordinary resolution approving such mandate

“Latest Practicable Date”	May 11, 2023, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Mr. Qiu”	Mr. Vincent Wenbin Qiu

“Nominating and Corporate Governance Committee”	the nominating and corporate governance committee of the Company

“PRC”	the People’s Republic of China

“Primary Conversion”	the Company’s voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Stock Exchange effective from November 1, 2022

DEFINITIONS

“RMB”	Renminbi, the lawful currency of the PRC

“RSU(s)”	the restricted share units

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Share Buy-back Mandate”	the general mandate to the Board to exercise the power of the Company to buy back Class A ordinary shares and/or ADSs not exceeding 10% of the total number of the issued Shares as of the date of passing the ordinary resolution approving such mandate

“Shareholder(s)”	holder(s) of the Share(s)

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy- backs

“WVR Beneficiary(ies)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Vincent Wenbin Qiu and Mr. Junhua Wu, being the beneficial owners of the Class B ordinary shares, entitling each to weighted voting rights

“%”	per cent

LETTER FROM THE BOARD

Baozun Inc.

寶尊電商有限公司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

Directors: Mr. Vincent Wenbin Qiu (Chairman) Mr. Junhua Wu Mr. Satoshi Okada Ms. Yang Liu Independent Directors: Mr. Yiu Pong Chan Mr. Steve Hsien-Chieng Hsia Mr. Benjamin Changqing Ye

Registered Office:

Vistra (Cayman) Limited

P.O. Box 31119 Grand Pavilion

Hibiscus Way

802 West Bay Road

Grand Cayman, KY1-1205

Cayman Islands

Principal Place of Business in Hong Kong:

5/F, Manulife Place

348 Kwun Tong Road

Kowloon

Hong Kong

May 16, 2023

To the Shareholders

Dear Sir or Madam,

(1) PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND TO BUY BACK SHARES;

(2) RE-ELECTION OF DIRECTORS;

(3) PROPOSED GRANT OF RSUS TO A DIRECTOR; AND

(4) NOTICE OF ANNUAL GENERAL MEETING

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting.

At the Annual General Meeting, ordinary resolutions will be proposed, among others, for the Shareholders to approve (i) the grant of the Issue Mandate and the Share Buy-back Mandate; (ii) the extension of the Issue Mandate to include Shares bought back pursuant to the Share Buy-back Mandate; (iii) the re-election of Directors; and (iv) the grant of RSUs to Mr. Qiu.

LETTER FROM THE BOARD

SHARE BUY-BACK MANDATE

An ordinary resolution will be proposed at the Annual General Meeting for the Shareholders to consider and, if thought fit, grant the Share Buy-back Mandate. The Shares which may be bought back pursuant to the Share Buy-back Mandate not exceeding 10% of the total number of Shares in issue at the date of passing the resolution approving the Share Buy-back Mandate.

As of the Latest Practicable Date, the total number of Shares in issue was 177,961,980 Shares. Subject to the passing of the proposed ordinary resolution approving the granting of the Share Buy-back Mandate and assuming no further Shares are issued or bought back prior to the Annual General Meeting, the maximum number of Shares which may be bought back pursuant to the Share Buy-back Mandate will be 17,796,198 Shares (or 5,932,066 ADSs), representing 10% of the Company’s total issued share capital as of the Latest Practicable Date. An explanatory statement as required under the Listing Rules giving certain information regarding the Share Buy-back Mandate is set out in Appendix I to this circular.

The Share Buy-back Mandate will expire upon whichever occurs first: (i) the conclusion of the first annual general meeting of the Company following the passing of the ordinary resolution approving the grant of Share Buy-back Mandate at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws to be held; and (iii) the authority given under the ordinary resolution approving the Share Buy-back Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting of the Company.

ISSUE MANDATE

An ordinary resolution will be proposed at the Annual General Meeting for the Shareholders to consider and, if thought fit, grant the Issue Mandate. The additional Shares or rights to subscribe for, or to convert securities into, additional Shares which may be allotted and issued pursuant to the Issue Mandate not exceeding 20% of the total number of Shares in issue on the date of passing the resolution approving the Issue Mandate. As of the Latest Practicable Date, the Company had 177,961,980 Shares in issue. Subject to the passing of the proposed ordinary resolution approving the granting of the Issue Mandate and assuming no further Shares are issued or bought back prior to the Annual General Meeting, the Company would be allowed under the Issue Mandate to allot, issue and deal with a maximum of 35,592,396 Class A ordinary shares (or 11,864,132 ADSs), representing 20% of the Company’s total issued share capital as of the Latest Practicable Date.

The Issue Mandate will expire upon whichever occurs first: (i) the conclusion of the first annual general meeting of the Company following the passing of the ordinary resolution approving the grant of Issue Mandate at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by the any applicable laws to be held; and (iii) the authority given under the ordinary resolution approving the Issue Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting of the Company.

LETTER FROM THE BOARD

Subject to the passing of the aforesaid ordinary resolutions of the Share Buy-back Mandate and Issue Mandate, a separate ordinary resolution will be proposed at the Annual General Meeting for the Shareholders to consider and, if thought fit, approve the extension of the Issue Mandate by adding the number of Class A ordinary shares or ADSs bought back under the Share Buy-back Mandate, if granted, to the aggregate number of Shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the Issue Mandate.

RE-ELECTION OF DIRECTORS

Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye, who are all independent Directors, will retire from office by rotation and being eligible, offer themselves for re-election at the Annual General Meeting.

Details of the Directors who are proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

Procedure and Process for Nomination of Directors

The Board has delegated the responsibility of Director nomination to the Nominating and Corporate Governance Committee. According to the Nominating and Corporate Governance Committee Charter, the Nominating and Corporate Governance Committee shall identify individuals qualified to become members of the Board and ensure that the Board has the requisite expertise and that its membership consists of persons with sufficiently diverse and independent backgrounds. The Committee may from time to time recommend to the Board the nominees for election to the Board.

With an aim to ensure the Board achieves a balance among skills, experience, knowledge and diverse perspectives, which meets the Company’s business requirements, the Nominating and Corporate Governance Committee will take into account the following criteria with due consideration for the assessment, selection and recommendation to the Board of the proposed Director. The criteria include but not limited to:

•	Reputation for integrity

•	Accomplishment and experience in respect of e-commerce industry and other relevant industries

•	Commitment in respect of available time and relevant interest

•	Diversity in all its aspects, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service

•	Compliance with the independence requirements of the Listing Rules, the NASDAQ, U.S. securities laws and any other applicable laws or regulations (subject to any available exception) for the appointment or reappointment of independent directors

LETTER FROM THE BOARD

The Nominating and Corporate Governance Committee will take into account the following criteria with due consideration to assess and recommend to the Board of one or more retiring Directors subject to re-appointment. The criteria include but not limited to:

•	The overall contribution and service of the retiring Director(s) to the Company, including but not limited to the level of participation and performance of the retiring Director(s) as a member of the Board and/or the committees; and

•	Whether the retiring Director(s) continue to meet the criteria set out above.

In addition to these criteria, the Nominating and Corporate Governance Committee will take into account factors set out in Rules 3.10(2) and 3.13 of the Listing Rules and other factors determined by the Nominating and Corporate Governance Committee with due consideration to assess and recommend one or more candidates to serve as an independent Director.

The Nominating and Corporate Governance Committee will make recommendations to the Board for the appointment of Directors in accordance with the following procedures and processes:

(a)	The Nominating and Corporate Governance Committee will, after giving due consideration to the current composition and size of the Board, invite nominations of candidates from members of the Board for consideration by the Nominating and Corporate Governance Committee when necessary. The Nominating and Corporate Governance Committee may also propose candidates who are not nominated by members of the Board;

(b)	The Nominating and Corporate Governance Committee shall conduct adequate due diligence on the proposing candidate when evaluating the suitability of the candidates;

(c)	Upon considering the suitability of a candidate for the directorship, the Nominating and Corporate Governance Committee will hold a meeting and/or by way of a written resolution, if thought fit, to approve the recommendations to the Board for appointment;

(d)	The Nominating and Corporate Governance Committee will then make recommendations to the Board in respect of the proposed appointment. The Compensation Committee will then make recommendations on the remuneration package of the proposed Director to the Board; and

(e)	The Board may arrange for the selected candidates to be interviewed by the members of the Board who are not members of the Nominating and Corporate Governance Committee, and the Board will thereafter deliberate and decide the appointment (as the case may be).

LETTER FROM THE BOARD

Recommendation of the Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee having reviewed the Board’s composition, nominated Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye to the Board for it to recommend to the Shareholders for re-election at the Annual General Meeting. The nominations were made in accordance with the procedures set out above and the diversity aspects (including without limitation, gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service), and took into account the merits of the candidates as set out in Appendix I of this circular. The Nominating and Corporate Governance Committee is of the view that each of the Directors proposed to be re-elected will provide valuable contributions and objective and balanced views to the Board in relation to the Company’s affairs and, having considered the depth and breadth of professional experience, skills and knowledge of each of them, is satisfied that each of them will continue to contribute to the diversity of the Board.

In particular, each of Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye has given a confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Nominating and Corporate Governance Committee has assessed and reviewed their respective independence. The Nominating and Corporate Governance Committee and the Board are of the view that each of Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye has satisfied all the criteria for independence set out in Rule 3.13 of the Listing Rules. When considering the re-election of each of Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye, the Nominating and Corporate Governance Committee has considered their contribution to the Board during their respective tenure of office, their respective experience, working profile and other experience and merits as set out in Appendix I to this circular. The Nominating and Corporate Governance Committee is satisfied that each of Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye has the required character, integrity and experience to continuously fulfil his role as an independent Director effectively and provide appropriate balance of skills, diversity and independence to the Board.

Accordingly, the Nominating and Corporate Governance Committee has nominated, and the Board has recommended, all the above retiring Directors, namely Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye, to stand for re-election as Directors at the Annual General Meeting.

LETTER FROM THE BOARD

PROPOSED GRANT OF RSUS TO MR. QIU

Reference is made to the announcement of the Company dated April 3, 2023.

On April 1, 2023, the Board resolved to grant 1,752,984 RSUs to Mr. Qiu. Details of the RSUs proposed to be granted to Mr. Qiu are as follows:–

Date of grant:	April 1, 2023 (the “Grant Date”)

Total number of RSUs granted:	1,752,984 RSUs

Number of underlying Class A ordinary shares of the Company:	1,752,984 Class A ordinary shares or 584,328 ADS

Purchase price of RSUs granted:	Mr. Qiu is not required to pay any purchase price for the Shares issuable under the RSUs.

Closing price of the Shares on the date of grant:	HK$14.44 per Share for Shares traded on the Stock Exchange on March 31, 2023 (Hong Kong time), being the trading day on the Stock Exchange immediately preceding the Grant Date.

US$6.02 per ADS, for ADSs traded on the Nasdaq Global Select Market on March 31, 2023 (United States time), being the trading day on the Nasdaq Global Select Market on the Grant Date.

Vesting condition and periods and performance targets:	The Company has established an appraisal mechanism to evaluate the performance of the grantee for his/her performance before the RSUs could be vested on him/her according to the vesting period, which is based on the overall mark of a set of key performance indicators (the “KPIs”) individualised according to the job nature and job positions of each grantee.

Subject to the satisfaction of performance targets as set out in the award agreements applicable to Mr. Qiu, the vesting schedules are set as follows:

Number of RSUs	Vesting period	Performance targets	Circumstances for any shorter vesting period

1,350,000	15% of the RSUs shall be vested on December 1, 2023;	KPI 1 – Share price performance (weighting 20% for marking purpose)	Grants of RSUs with performance based vesting conditions according to the terms and conditions of the 2022 Plan

KPI 2 – the implementation of the strategy of brand management overseas expansion (weighting 80% for marking purpose)

The overall mark should be no less than 60 out of 100

LETTER FROM THE BOARD

Numberi of RSUs	Vesting period	Performance targets	Circumstances for any shorter vesting period

	25% of the RSUs shall be vested on December 1, 2024	KPI 1 – the audited revenue of the Group (weighting 15% for marking purpose)

KPI 2 – Non-GAAP income from operations of the Group (weighting 15% for marking purpose)

KPI 3 – operating cashflow of the Group (weighting 15% for marking purpose)

KPI 4 – Share price performance (weighting 15% for marking purpose)

KPI 5 – the implementation of the strategy of brand management overseas expansion (weighting 40% for marking purpose)

The overall mark should be no less than 60 out of 100

	30% of the RSU shall be vested on December 1, 2025;	KPI 1 – the audited revenue of the Group (weighting 15% for marking purpose)

KPI 2 – Non-GAAP income from operations of the Group (weighting 15% for marking purpose)

KPI 3 – operating cashflow of the Group (weighting 15% for marking purpose)

KPI 4 – Share price performance (weighting 15% for marking purpose)

KPI 5 – the implementation of the Group strategic priorities (weighting 40% for marking purpose)

The overall mark should be no less than 60 out of 100

LETTER FROM THE BOARD

Numberi of RSUs	Vesting period	Performance targets	Circumstances for any shorter vesting period

	the remaining 30% of the RSUs shall be vested on December 1, 2026	KPI 1 – the audited revenue of the Group (weighting 15% for marking purpose)

KPI 2 – Non-GAAP income from operations of the Group (weighting 15% for marking purpose)

KPI 3 – operating cashflow of the Group (weighting 15% for marking purpose)

KPI 4 – Share price performance (weighting 15% for marking purpose)

KPI 5 – the implementation of the Group Strategic priorities (weighting 40% for marking purpose)

The overall mark should be no less than 60 out of 100

402,984	50% of the RSUs shall be vested on October 1, 2023;	KPI 1 – Share price performance (weighting 20% for marking purpose)	Grants of RSUs with performance based vesting conditions according to the terms and conditions of the 2022 Plan

KPI 2 – the implementation of the strategy of brand management overseas expansion (weighting 80% for marking purpose)

KPI 2 – the implementation of the strategy of brand management overseas expansion (weighting 80% for marking purpose)

The overall mark should be no less than 60 out of 100

LETTER FROM THE BOARD

Numberi of RSUs	Vesting period	Performance targets	Circumstances for any shorter vesting period

	the remaining 50% of the RSUs shall be vested on April 1, 2024	KPI 1 – the audited revenue of the Group (weighting 15% for marking purpose)

KPI 2 – Non-GAAP income from operations of the Group (weighting 15% for marking purpose)

KPI 3 – operating cashflow of the Group (weighting 15% for marking purpose)

KPI 4 – Share price performance (weighting 15% for marking purpose)

KPI 5 – the implementation of the strategy of brand management overseas expansion (weighting 40% for marking purpose)

The overall mark should be no less than 60 out of 100

Rights as Shareholders:	Nothing in the proposed grant of RSUs to Mr. Qiu under the 2022 Plan may be construed as giving Mr. Qiu any rights as a Shareholder except as to Shares actually issued upon vesting of the RSUs, and Mr. Qiu shall not have any of the rights of a Shareholder with respect to the Shares covered by the RSUs proposed to be granted to him until Mr. Qiu becomes the record owner of such Shares. Once Mr. Qiu becomes a Shareholder of record with respect to the Shares subject to the RSUs, Mr. Qiu shall have all rights as a Shareholder, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all Shareholders.

Clawback mechanisms:

Subject to the terms and conditions in the 2022 Plan, the RSUs may be forfeited or clawbacked if Mr. Qiu (i) seriously commit or persistently breach or not comply with any policy of the Group or any applicable laws and rules applicable to such grantee, including but not limited to the applicable employee handbook; (ii) engage in intentional misconduct or gross negligence in such his duties which result in a material loss of the Group; (iii) engage in any gross misconduct; or (iv) engage in any activity which is inimical, contrary or harmful to the interests of the Company.

LETTER FROM THE BOARD

The RSUs are subject to the terms and conditions of the 2022 Plan and award agreements applicable to Mr. Qiu. Details of the 2022 Plan are set out in “Appendix IV – The 2022 Plan” of the circular of the Company dated October 5, 2022. Pursuant to Rule 17.02(2)(c) of the Listing Rules, none of the Directors (including Mr. Qiu) is a trustee of the 2022 Plan or has a direct or indirect interest in the trustee of the 2022 Plan.

Reasons for the Proposed Grant

The proposed grant of RSUs to Mr. Qiu is to provide incentive and motivation to Mr Qiu, as well as to act as recognitions for Mr. Qiu’s significant contributions to the Company over the years.

Mr. Qiu is the founder of the Group. Since the founding of our business in 2007, Mr. Qiu has served as chairman of the Board and the chief executive officer. Mr. Qiu also has served as a director of several companies in which we have invested. Under the leadership of Mr. Qiu, the Group has steadily expanded and developed since establishment and has completed Primary Conversion in 2022.

The Compensation Committee and all independent Directors have reviewed and fully considered the grant of RSUs to Mr. Qiu, and is of view that, (i) Mr. Qiu, as a Director and the chief executive officer of the Company, has made significant contributions to the Company in managing the overall operations and improving the performance of the Company; (ii) the vesting arrangement for the RSUs granted to Mr. Qiu is performance-based and serves as the Board’s appreciation and recognition of Mr. Qiu’s contribution towards the growth of the Group; and (iii) the RSUs granted to Mr. Qiu will provide sufficient incentive to retain Mr. Qiu and motivate him to create more value in the Group’s long-term development. Therefore, the Compensation Committee and all independent Directors are of view that the proposed grant of RSUs to Mr. Qiu and the vesting arrangement will closely align the purpose of the 2022 Plan and the interests and benefits of the Group, the Board and the management of the Group, and thus is appropriate, fair and reasonable and in the interests of the Company and its Shareholders as a whole. The Compensation Committee and all independent Directors approved the proposed grant of RSUs to Mr. Qiu and recommended the same for the Board’s approval.

LETTER FROM THE BOARD

Mr. Qiu is one of the beneficiaries of the weighted voting rights of the Company. Pursuant to the note to Rule 17.04(1) of the Listing Rules, the Nominating and Corporate Governance Committee have reviewed and fully considered factors including but not limited to (i) the importance of retention of qualified and experienced management for the future growth and development of the Company; and (ii) reasons of the proposed grant as stated above, and is of the view that, the grant of RSUs to Mr. Qiu are fair and reasonable and in the interest of the Company and its Shareholders as a whole. The Nominating and Corporate Governance Committee approved the proposed grant of RSUs to Mr. Qiu and recommended the same for the Board’s approval.

Having considered the recommendations of the Compensation Committee and the Nominating and Corporate Governance Committee and the factors stated above, the Board (including the independent Directors) is of the view that the proposed grant of RSUs to Mr. Qiu is appropriate, fair and reasonable and in the interests of the Company and its Shareholders as a whole and approved the same. In determining the number of RSUs proposed to be granted to Mr. Qiu, the Board has considered the time commitment, duties, responsibilities of Mr. Qiu as the chairman of the Board, the chief executive officer and a Director and the crucial leadership role of Mr. Qiu for the future development of the Group. In addition, taking into account the past contribution made by Mr. Qiu to the Group, especially the valuable leadership and guidance throughout the Primary Conversion, the Board (including the independent Directors) considered the vesting period of less than 12 months for 202,500 RSUs to be appropriate and is align with the purpose of the 2022 Plan.

Listing Rules Implications

The proposed grant of 1,752,984 RSUs (representing 1,752,984 Class A ordinary shares), being the only grant of awards to Mr. Qiu during the 12-month period up to the Grant Date, represents in aggregate over 0.1% of the shares of the Company in issue as of the Grant Date. In accordance to the terms and conditions of the 2022 Plan and Rules 17.04(2) and 17.04(4) of the Listing Rules, the proposed grant is subject to the approval of the Shareholders in general meeting where Mr. Qiu and his associates and all core connected persons of the Company shall abstain from voting in favour for such proposed grant.

Subject to the Shareholders’ approval of the proposed grant of RSUs to Mr. Qiu, the number of Shares issued and to be issued in respect of all awards and options granted to Mr. Qiu under all share incentive schemes of the Company in the 12-month period up to and including the Grant Date would be 1,752,984 Shares, representing approximately 0.99% of the total issued shares of the Company as of the Latest Practicable Date and approximately 0.98% of the total issued shares of the Company as enlarged by such issue of 1,752,984 Shares.

Mr. Qiu has abstained from voting on the Board resolutions for considering and approving the proposed grant of RSUs to himself. Save for the aforesaid, none of the Directors had a material interest in the Board resolutions approving the proposed grant of RSUs to Mr. Qiu and such proposed grant has been voted for and approved by the independent Directors in compliance with Rule 17.04(1) of the Listing Rules.

LETTER FROM THE BOARD

To the best knowledge, belief and information of the Directors, having made all reasonable enquiries, save for Mr. Qiu, his associate and all core connected persons of the Company, which are required to abstain from voting on the relevant resolution in relation to the proposed grant of RSUs to Mr. Qiu, no other Shareholder has a material interest in the relevant resolution which would be required to abstain from voting on the relevant resolution at the Annual General Meeting.

As of the Latest Practicable Date, to the best knowledge of the Directors after making reasonable enquiry, Mr. Qiu, his associate and all core connected persons of the Company held 42,531,569 Shares in aggregate, representing approximately 23.90% of the total issued Shares and approximately 54.50% of the voting rights of the Company.

As of the Latest Practicable Date, none of the Shareholders who are required to abstain from voting in favor of the resolution approving the proposed grant of RSUs to Mr. Qiu have given the Company notice of their intention to vote against the resolution at the Annual General Meeting.

GENERAL

1.	Annual General Meeting

The Annual General Meeting will be held at Unit 1701-1707 & 1716, 17/F., BEA Tower Millennium City 5, 418 Kwun Tong Road, Kwun Tong, Hong Kong on Thursday, June 15 2023 at 2:00 p.m. Notice of the Annual General Meeting is set out on pages 26 to 30 of this circular.

A proxy form for use at the Annual General Meeting is enclosed. You can review and download this circular and the proxy form at the “Investor Relations – Shareholder Meeting” section of the Company’s website at http://ir.baozun.com, the website of the U.S. Securities and Exchange Commission at www.sec.gov and the website of the Stock Exchange at www.hkexnews.hk. Whether or not you are able to attend the Annual General Meeting in person, you are requested to complete the proxy form in accordance with the instructions printed thereon and return it to the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time for holding the Annual General Meeting or any adjournment thereof (as the case may be). Completion and delivery of the proxy form will not preclude you from attending and voting in person at the Annual General Meeting or at any adjournment thereof if you so wish.

2.	Record date, share ownership and quorum

Only holders of the Shares of record as of the close of business on the Ordinary Shares Record Date, being Tuesday, May 16, 2023, Hong Kong Time are entitled to attend and vote at the Annual General Meeting. The register of members of the Company was closed from Saturday, May 13, 2023 to Tuesday, May 16, 2023 (both days inclusive), in order to determine the eligibility of the Shareholders to attend and vote at the Annual General Meeting.

LETTER FROM THE BOARD

Holders of ADSs issued by JPMorgan Chase Bank, N.A., as depositary of the ADSs, each representing three Class A ordinary shares do not have direct right to attend or vote at the Annual General Meeting under the Company’s currently effective Memorandum and Articles of Association. Holders of ADSs as of the close of business on the ADS Record Date, being Tuesday, May 16, 2023, New York Time will be able to instruct JPMorgan Chase Bank, N.A., the holder of record of Class A ordinary shares represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. JPMorgan Chase Bank, N.A., as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the Annual General Meeting the Class A ordinary shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders.

One or more Shareholders holding Shares which represent, in aggregate, not less than one-tenth (1/10) of the votes attaching to all issued and outstanding Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

3.	Voting and solicitation

Each Class A ordinary share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to one vote at the Annual General Meeting. Each Class B ordinary share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to ten votes at the Annual General Meeting. A resolution put to the vote at the Annual General Meeting will be decided on by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded by (i) the chairman of the Annual General Meeting, or (ii) any Shareholder present in person or by proxy (or in the case of a Shareholder being a corporation or other non-natural person, by its duly authorized representative) with a right to attend and vote at the meeting. A Shareholder who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution. The results of the poll will be published on the Company’s website (www.baozun.com) and the website of the Stock Exchange (www.hkexnews.hk) pursuant to Rule 13.39(5) of the Listing Rules.

4.	Voting by holders of Shares

When proxy forms are properly dated, executed and returned by holders of Shares to the mailing address set forth in the proxy form by no later than 2:00 p.m. on Tuesday, June 13, 2023, Hong Kong Time (the deadline for the return of such proxy forms), the Shares represented by all properly executed proxies returned to the Company will be voted at the Annual General Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy form. Where the chairman of the Annual General Meeting acts as proxy and is entitled to exercise his discretion, he is likely to vote the Shares for the resolutions. As to any other business that may properly come before the Annual General Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of Shares abstains from voting on any particular resolution, the votes attaching to such Shares will not be included or counted in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

LETTER FROM THE BOARD

5.	Voting by holders of ADSs

As the holder of record for all the Class A ordinary shares represented by the ADSs, only JPMorgan Chase Bank, N.A., in its capacity as depositary of the ADSs, may attend and vote those Class A ordinary shares at the Annual General Meeting.

We have requested JPMorgan Chase Bank, N.A., as depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the Annual General Meeting, the proxy statement and an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A ordinary shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs, JPMorgan Chase Bank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to JPMorgan Chase Bank, N.A. in a timely manner, in which case the Class A ordinary shares underlying your ADSs may not be voted in accordance with your wishes.

JPMorgan Chase Bank, N.A. must receive your ADS Voting Card by no later than 9:00 a.m. on Wednesday, June 7, 2023, New York Time to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

6.	Revocability of proxies and ADS Voting Cards

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Shares only, by attending the Annual General Meeting and voting in person at the Annual General Meeting.

LETTER FROM THE BOARD

TYPHOON AND RAINSTORM ARRANGEMENTS

In case Typhoon Signal No. 8 or above is hoisted, or a Black Rainstorm Warning Signal or “extreme conditions caused by a super typhoon” announced by the Government of Hong Kong is/are in force in Hong Kong, at or at any time after 12:00 n.n. on the date of the meeting, the meeting will be adjourned. The Company will post an announcement on the Company’s website (www.baozun.com) and the website of the Stock Exchange (www.hkexnews.hk) to notify Shareholders of the date, time and place of the adjourned meeting.

The meeting will be held as scheduled when an Amber or Red Rainstorm Warning Signal is in force in Hong Kong. Shareholders should decide on their own whether they would attend the meeting under bad weather conditions bearing in mind their own situation.

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

RECOMMENDATIONS

The Board (including the independent Directors) considers that (i) the grant of the Issue Mandate and the Share Buy-back Mandate; (ii) the extension of the Issue Mandate to include Shares bought back pursuant to the Share Buy-back Mandate; (iii) the re-election of Directors; and (iv) the grant of RSUs to Mr. Qiu are in the best interests of the Company and the Shareholders as a whole and recommends the Shareholders to vote in favour of the proposed resolutions.

By order of the Board
Baozun Inc.
Mr. Vincent Wenbin Qiu
Chairman

APPENDIX I	EXPLANATORY STATEMENT FOR THE SHARE BUY-BACK MANDATE

This explanatory statement provides information required under the Listing Rules to be given to Shareholders in connection with the proposed Share Buy-back Mandate to be granted to the Directors.

1.	SHARE CAPITAL

As of the Latest Practicable Date, the Company had 177,961,980 Shares in issue. Subject to the passing of the ordinary resolution for the approval of the Share Buy-back Mandate, for illustrative purposes only and assuming no further Shares are issued or bought back between the Latest Practicable Date and the date of the Annual General Meeting, the Company would be allowed under the Share Buy-back Mandate to buy back a maximum of 17,796,198 Class A ordinary shares (or 5,932,066 ADSs), representing 10% of the Company’s total issued share capital as of the Latest Practicable Date.

2.	REASONS FOR SHARE BUY-BACK

The Directors believe that it is in the best interests of the Company and Shareholders to have a general authority from Shareholders to enable the Company to purchase Class A ordinary shares and/or ADSs in the market. The Share buy-back may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Class A ordinary share and/or ADS and/or its earnings per Class A ordinary share and/or ADS.

The Directors have no present intention to cause the Company to buy back any Class A ordinary shares and/or ADSs and they would exercise the power to buy back only in circumstances where they consider that the buy-back would be in the best interests of the Company and Shareholders.

3.	FUNDING OF SHARE BUY-BACK

In making the buy-backs, the Company may only apply funds legally available for such purposes in accordance with the Memorandum and Articles of Association, the Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be).

4.	IMPACT OF SHARE BUY-BACK

The Directors consider that the exercise of the Share Buy-back Mandate in full will not have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its latest published audited accounts as of December 31, 2022).

APPENDIX I	EXPLANATORY STATEMENT FOR THE SHARE BUY-BACK MANDATE

The Directors do not intend to exercise the Share Buy-back Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital or the gearing position which in the opinion of the Directors is from time to time appropriate for the Company.

5.	SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous 12 months preceding the Latest Practicable Date were as follows:

	Share Prices (per Share)
	Highest HK$	Lowest HK$
2022
May	25.40	17.44
June	29.85	23.35
July	29.20	24.05
August	23.75	19.56
September	21.95	15.14
October	17.40	10.32
November	11.70	9.33
December	14.74	11.02

2023
January	21.10	13.92
February	21.10	16.40
March	17.72	12.98
April	15.48	11.42
May (up to the Latest Practicable Date)	12.14	11.18

6.	GENERAL

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make buy-backs pursuant to the Share Buy-back Mandate and in accordance with the Listing Rules and the laws of the Cayman Islands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their close associates have any present intention to sell their Shares to the Company in the event that the Share Buy-back Mandate is approved by the Shareholders.

No core connected persons of the Company have notified the Company that he/she/it has a present intention to sell his/her/its Shares to the Company nor has undertaken not to do so, in the event that the Share Buy-back Mandate is granted by the Shareholders.

APPENDIX I	EXPLANATORY STATEMENT FOR THE SHARE BUY-BACK MANDATE

7.	THE TAKEOVERS CODE

If, on the exercise of the power to buy back Class A ordinary shares and/or ADSs pursuant to the Share Buy-back Mandate, a Shareholder ’s proportionate interest in the Company’s voting right increases, this increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Share Buy-back Mandate, the WVR Beneficiaries (namely, Mr. Qiu and Mr. Junhua Wu) must reduce their weighted voting rights in the Company proportionately (for example through conversion of a proportion of their shareholding in Class B ordinary shares into Class A ordinary shares) if the reduction in the number of Shares in issue would otherwise result in an increase in the proportion of Class B ordinary shares. As of the Latest Practicable Date, to the best knowledge and belief of the Directors, Mr. Qiu, through a company wholly-owned by him, owned 10 Class A ordinary shares and 9,410,369 Class B ordinary shares and beneficially owned 1,910,332 Class A ordinary shares; and Mr. Junhua Wu through a company wholly- owned by him, owned 626,283 Class A ordinary shares and 3,890,369 Class B ordinary shares, and beneficially owned 46,752 Class A ordinary shares. The WVR Beneficiaries together held a total of 2,583,377 Class A ordinary shares and 13,300,738 Class B ordinary shares, representing approximately 45.55% voting rights in the Company with respect to Shareholders’ resolutions. As such, to the best knowledge and belief of the Directors, the exercise of the Share Buy-back Mandate is not expected to give rise to an obligation of Mr. Qiu and Mr. Junhua Wu to make a mandatory offer under the Takeovers Code.

Nevertheless, the Directors have no present intention to exercise the Share Buy-back Mandate to such extent as would result in any Shareholders being required to make a mandatory offer under the Takeovers Code.

The Listing Rules prohibit a company from conducting a share buy-back on the Stock Exchange if the result of the share buy-back would be that less than 25% (or such other prescribed minimum percentage as determined by the Stock Exchange) of the issued share capital would be in public hands. The Directors do not propose to buy back Shares which would result in less than the prescribed minimum percentage of Shares in public hands.

8.	SHARE BUY-BACK MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company had not bought back any Shares or ADSs (whether on the Stock Exchange, Nasdaq Global Select Market or otherwise).

APPENDIX II	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

The biographical details of the Directors proposed to be re-elected at the Annual General Meeting are set out as follows:

Mr. Yiu Pong Chan, aged 50, has served as our independent director since May 2015. Mr. Chan has served as a special partner of Tumeric Capital Asia IV since April 2021. Mr. Chan served as an executive director from September 2012 to March 2014 and as a managing director from April 2014 to June 2018, at L Catterton Asia, formerly named as L Capital Asia, a private equity fund based in Singapore which is backed by LVMH Moët Hennessy Louis Vuitton S.A, a multinational luxury products company. Mr. Chan was also a non-executive director at Dr. Wu Skincare Co., Ltd, a Taiwan-based company that provides non-surgical skincare products and solutions, from April 2014 to June 2018, and a board observer at YG Entertainment Inc., a music and entertainment company in South Korea from March 2015 to March 2018. Mr. Chan was a vice president and a director at Crescent Point Group from August 2006 to September 2007, and from October 2007 to June 2011, respectively. From June 2002 to June 2006, Mr. Chan was a director of Lone Star Asia-Pacific LTD., Taiwan Branch. Mr. Chan worked with McKinsey & Co. Inc. Hong Kong from February 1999 to June 2002. Mr. Chan holds a master ’s degree of commerce in accounting and finance with first-class honor in April 1999 and a bachelor ’s degree of commerce in May 1996 from the University of Auckland.

Mr. Chan has entered into a director agreement with the Company for a term of three years, renewable upon expiry of the term, which may be terminated by prior notice in writing served by either party on the other. Mr. Chan shall be subject to retirement by rotation at least once every three years. Mr. Chan is entitled to directors’ fee in the amount of US$60,000 per annum from the Company.

As of the Latest Practicable Date, Mr. Chan was interested in 2,521 Class A ordinary shares, representing approximately 0.00% of the issued Shares as of the Latest Practicable Date. In addition, Mr. Chan was interested in 14,288 RSUs, representing equal number of Class A ordinary share and approximately 0.01% of the issued Shares as of the Latest Practicable Date, granted under the share incentive plan of the Company which were unvested as of the Latest Practicable Date.

Save as disclosed above, as of the Latest Practicable Date, Mr. Chan (i) did not hold other positions in the Company; (ii) had not held other directorships in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) did not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company; and (iv) did not have any interests in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, as of the Latest Practicable Date, there was no other information relating to Mr. Chan that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules or any other matters concerning Mr. Chan that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

Mr. Steve Hsien-Chieng Hsia, aged 59, has served as our independent director since May 2016. Mr. Hsia has been the chief executive officer of Playnovate, Inc., an online STEAM education service provider in the U.S., since April 2020. Mr. Hsia has served as a director of Wearnes-Starchase Limited, a Singapore-based automobile dealership group, since November 2018. From 2011 to 2013, Mr. Hsia served as the Asia-Pacific chief operating officer of Wunderman Worldwide, LLC, a digital marketing agency under WPP, LLC, an advertising and media holding company. Mr. Hsia co-founded and served as chief executive officer of AGENDA Corporation, a digital marketing agency in Asia from February 1996 to 2013. Prior to AGENDA Corporation (formerly known as DeliriumCyberTouch Corporation and CyberTouch, respectively), Mr. Hsia co-founded NextWare, an enterprise software company in Malaysia and served as the managing director from 1991 to February 1996. Mr. Hsia received his bachelor ’s degree in computer science from the University of California, Berkeley in May 1987.

Mr. Hsia has entered into a director agreement with the Company for a term of three years, renewable upon expiry of the term, which may be terminated by prior notice in writing served by either party on the other. Mr. Hsia shall be subject to retirement by rotation at least once every three years. Mr. Hsia is entitled to directors’ fee in the amount of US$60,000 per annum from the Company.

As of the Latest Practicable Date, Mr. Hsia was interested in 85,468 Class A ordinary shares, representing approximately 0.05% of the issued Shares as of the Latest Practicable Date. In addition, Mr. Hsia was interested in 14,288 RSUs, representing equal number of Class A ordinary share and approximately 0.01% of the issued Shares as of the Latest Practicable Date, granted under the share incentive plan of the Company which were unvested as of the Latest Practicable Date.

Save as disclosed above, as of the Latest Practicable Date, Mr. Hsia (i) did not hold other positions in the Company; (ii) had not held other directorships in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) did not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company; and (iv) did not have any interests in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, as of the Latest Practicable Date, there was no other information relating to Mr. Hsia that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules or any other matters concerning Mr. Hsia that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

Mr. Benjamin Changqing Ye (葉長青), aged 52, has served as our independent director since May 2016. Mr. Ye has also served as an independent director of NWTN Inc., a mobility technology company listed on the Nasdaq Stock Market, since November 2022; an independent director of VNET Group Inc., a carrier- and cloud-neutral internet data center services provider listed on the Nasdaq Stock Market, since August 2022; an independent director of Hygeia Healthcare Holdings Co., Limited, an oncology healthcare company listed on the Hong Kong Stock Exchange, since September 2019; an independent director of Ascentage Pharma Group International, a biotech company listed on the Hong Kong Stock Exchange, since June 2019; an independent director of Jinxin Fertility Group Limited, a specialized fertility service provider listed on the Hong Kong Stock Exchange, since June 2019; an independent director of Niu Technologies Inc., a provider of smart urban mobility solutions listed on The Nasdaq Stock Market, since October 2018. Mr. Ye was also an independent director of Luzhou Bank, a commercial bank listed on the Hong Kong Stock Exchange from December 2018 to September 2022. In addition, Mr. Ye has served as a non-executive director of Panjing Harbourview Investment Fund L.L.P. since September 2019. From February 2011 to December 2015, Mr. Ye was a managing director, the chief financial officer and a member of the investment committee of CITIC Private Equity Funds Management Co., Ltd. From April 1993 to January 2011, Mr. Ye worked for PricewaterhouseCoopers, where he mainly focused on M&A advisory work, and successively served as a partner in advisory department, the head of Advisory Services of Shanghai office and the head of Transaction Services of Shanghai office of PricewaterhouseCoopers in China. Mr. Ye received his bachelor ’s degree in journalism from Huazhong University of Science and Technology in July 1992 in Wuhan, the PRC and an MBA degree from University of Warwick in November 1999 in the United Kingdom. Mr. Ye is a qualified accountant of the Chinese Institute of Certified Public Accountants.

Mr. Ye has entered into a director agreement with the Company for a term of three years, renewable upon expiry of the term, which may be terminated by prior notice in writing served by either party on the other. Mr. Ye shall be subject to retirement by rotation at least once every three years. Mr. Ye is entitled to directors’ fee in the amount of US$60,000 per annum from the Company.

As of the Latest Practicable Date, Mr. Ye was interested in 37,521 Class A ordinary shares, representing approximately 0.02% of the issued Shares as of the Latest Practicable Date. In addition, Mr. Ye was interested in 14,288 RSUs, representing equal number of Class A ordinary share and approximately 0.01% of the issued Shares as of the Latest Practicable Date, granted under the share incentive plan of the Company which were unvested as of the Latest Practicable Date.

Save as disclosed above, as of the Latest Practicable Date, Mr. Ye (i) did not hold other positions in the Company; (ii) had not held other directorships in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) did not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company; and (iv) did not have any interests in the Shares within the meaning of Part XV of the SFO.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

As of the Latest Practicable Date, Mr. Ye was holding seventh or more directorships (including as an independent Director of the Company) in companies listed on the Hong Kong Stock Exchange or on the Nasdaq Stock Market. Given (i) all such directorships are of non-executive nature and do not require Mr. Ye to devote full time and attention to the day-to-day operations or management of the companies, (ii) the high attendance rates of Mr. Ye in the meetings of the Board and the audit committee of the Company throughout his past tenure of services, (iii) his continuing contribution in providing independent guidance and advice to the Group, and (iv) his firm commitment to his role as the independent Director, the Board is of the view that Mr. Ye is able to devote sufficient time to the affairs of the Group and in performing his duties as an independent Director notwithstanding the other directorships that he is currently holding.

Save as disclosed above, as of the Latest Practicable Date, there was no other information relating to Mr. Ye that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules or any other matters concerning Mr. Ye that need to be brought to the attention of the Shareholders.

NOTICE OF ANNUAL GENERAL MEETING

Baozun Inc.

寶尊電商有限公司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of Baozun Inc. (the “Company”) will be convened and held at Unit 1701-1707 & 1716, 17/F., BEA Tower Millennium City 5, 418 Kwun Tong Road, Kwun Tong, Hong Kong on Thursday, June 15, 2023 at 2:00 p.m., for the following purposes:

ORDINARY RESOLUTIONS

1.	To receive, consider and adopt the audited consolidated financial statements for the year ended 31 December 2022 together with the report of the directors of the Company (the “Directors”) and the independent auditor ’s report.

2.	(a) To re-elect the following retiring Directors:–

(i)	Mr. Yiu Pong Chan as an independent Director.

(ii)	Mr. Steve Hsien-Chieng Hsia as an independent Director.

(iii)	Mr. Benjamin Changqing Ye as an independent Director.

(b) To authorize the board of Directors (the “Board”) to fix the Directors’ fees.

3.	To re-appoint Deloitte Touche Tohmatsu as auditor of the Company and authorize the Board to fix its remuneration.

To consider and, if thought fit, to pass with or without amendments, the following resolutions as ordinary resolutions:

4.	“THAT the grant of 1,752,984 restricted share units (the “RSU(s)”) to Mr. Vincent Wenbin Qiu (“Mr. Qiu”) in accordance with the terms of the share incentive plan approved by the shareholders of the Company (the “Shareholders”) on October 21, 2022 and effective from November 1, 2022, subject to all applicable laws, rules, regulations and the applicable RSU award agreement, be hereby approved, and THAT the Board be and is hereby authorized to exercise all rights and powers as it may in its sole discretion consider necessary or expedient to give full effect to the proposed grant of 1,752,984 RSUs to Mr. Qiu and the allotment and issue of the Class A ordinary shares and/or the American depositary shares of the Company (the “ADS(s)”) upon the vesting of the RSUs to Mr. Qiu, and THAT any and all such acts to effect the aforesaid grant be and are hereby approved, confirmed and ratified.”

NOTICE OF ANNUAL GENERAL MEETING

5.	“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined in this resolution) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make, issue or grant offers, agreements or options (including but not limited to warrants, bonds and debentures convertible into Class A ordinary shares or ADSs) which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall be in addition to any other authorization given to the Directors during the Relevant Period (as hereinafter defined) and shall authorize the Directors to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into Class A ordinary shares or ADSs) which would or might require the shares in the capital of the Company to be issued or allotted either during or after the end of the Relevant Period (as hereinafter defined);

(c)	the total number of Class A ordinary shares or ADSs allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) an issue of Class A ordinary shares or ADSs upon the vesting of RSUs or exercise of options which may be granted under any share incentive plan or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries or any other person of shares or rights to acquire Class A ordinary shares or ADSs; or (iii) any scrip dividend schemes or similar arrangements providing for the allotment and issue of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20% of the total number of shares of the Company in issue as of the date of the passing of this resolution and the said approval shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever occurs first:

(i)	the conclusion of the first annual general meeting of the Company following the passing of this ordinary resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable laws of the Cayman Islands to be held; or

(iii)	the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of shares of the Company or issue of option, warrants or other securities of the Company giving the right to subscribe for shares of the Company, open for a period fixed by the Directors to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their then holdings of such shares (or, where appropriate, such other securities) (subject in all cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

6.	“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to buy back its own Class A ordinary shares or ADSs, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall be in addition to any other authorization given to the Directors and shall authorize the Directors on behalf of the Company during the Relevant Period to procure the Company to purchase its Class A ordinary shares or ADSs at a price determined by its Directors;

NOTICE OF ANNUAL GENERAL MEETING

(c)	the total number of Class A ordinary shares or ADSs which are authorized to be bought back by the Directors pursuant to the approval in paragraph (a) above during the Relevant Period (as hereinafter defined) shall not exceed 10% of the total number of shares of the Company in issue as of the date of the passing of this resolution, and the authority granted pursuant to paragraph (a) above shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever occurs first:

(i)	the conclusion of the first annual general meeting of the Company following the passing of this ordinary resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable laws of the Cayman Islands to be held; or

(iii)	the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

7.	“THAT conditional upon the passing of resolutions nos. 5 and 6 of this notice, the general mandate granted to the Directors pursuant to resolution no. 5 be and is hereby extended by the addition thereto of an amount representing the total number of shares of the Company bought back by the Company under the authority granted pursuant to the resolution no. 6, provided that such amount shall not be more than 10% of the total number of shares of the Company in issue as of the date of the passing of this resolution.”

By order of the board Baozun Inc. Mr. Vincent Wenbin Qiu Chairman

Hong Kong, May 16, 2023

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	Any Shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her, a proxy need not be a shareholder of the Company.

2.	In case of joint registered holders of any shares of the Company, any one of such persons may vote at the Annual General Meeting, either personally or by proxy, in respect of such share as if he/she was solely entitled thereto; but if more than one of such joint persons be present at the Annual General Meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

3.	To be valid, the Proxy Form duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarized copy thereof must be delivered to the Company’s Hong Kong share registrar (“Hong Kong Share Registrar”), Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time for holding the meeting or any adjournment thereof (as the case may be).

4.	Completion and delivery of the Proxy Form will not preclude you from attending and voting in person at the Annual General Meeting or any adjourned thereof if you so wish. In such event, the Proxy Form shall be deemed to be revoked.

5.	For the purpose of ascertaining Shareholders’ entitlement to attend and vote at the Annual General Meeting, the register of members of the Company was closed from Saturday, May 13, 2023 to Tuesday, May 16 2023 (both days inclusive) during which period no transfer of shares will be registered. In order to qualify for attending and voting at the Annual General Meeting, all transfer documents accompanied by the relevant share certificates (together the “Share Transfer Documents”) must be lodged with the Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, May 12 2023.

6.	Pursuant to Rule 13.39(4) of the Listing Rules, all votes of the shareholders at the Annual General Meeting must be taken by poll. The chairman of the Annual General Meeting will exercise his power under Article 21.5 of the Company’s articles of association to put each of the above resolutions to be proposed at the Annual General Meeting to be voted by way of a poll.

7.	In case Typhoon Signal No. 8 or above is hoisted, or a Black Rainstorm Warning Signal or “extreme conditions caused by a super typhoon” announced by the Government of Hong Kong is/are in force in Hong Kong by the at or at any time after 12:00 n.n. on the date of the meeting, the meeting will be adjourned. The Company will post an announcement on the Company’s website (www.baozun.com) and the website of the Stock Exchange (www.hkexnews.hk) to notify Shareholders of the date, time and place of the adjourned meeting.

The meeting will be held as scheduled when an Amber or Red Rainstorm Warning Signal is in force in Hong Kong. Shareholders should decide on their own whether they would attend the meeting under bad weather conditions bearing in mind their own situation.

8.	If shareholders have any particular access request or special needs for participating in the above meeting, please contact the Company (email: ir@baozun.com) on or before Tuesday, June 13, 2023.

9.	The Chinese version of this notice is for reference only. Should there be any discrepancies, the English version shall prevail.

As at the date of this notice, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

Attached please find the form of proxy for holders of ordinary shares of Baozun Inc. (the “Company”), which serves as the form of proxy for the annual general meeting of the Company to be held on Thursday, June 15, 2023, Hong Kong time. This form of proxy is also available for viewing on the Company’s website at www.baozun.com.

By order of the board Baozun Inc. Vincent Wenbin Qiu Chairman

Hong Kong, May 16, 2023

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

*	for identification purposes only

BAOZUN INC.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: BZUN; HKEX Stock Code: 9991)

Form of Proxy for Annual General Meeting

to be held on Thursday, June 15, 2023 (Hong Kong time) (or any adjourned meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of Baozun Inc., a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0001 per share, of the Company (the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at Unit 1701-1707 & 1716, 17/F., BEA Tower Millennium City 5, 418 Kwun Tong Road, Kwun Tong, Hong Kong, on Thursday, June 15, 2023 at 2:00 p.m., Hong Kong time (or 2:00 a.m. on Thursday, June 15, 2023, New York time), and at any adjourned meeting thereof, for the purposes set forth in the accompanying notice of AGM.

Only the holders of record of the Ordinary Shares at the close of business on Tuesday, May 16, 2023, Hong Kong time, as the record date (the “Ordinary Shares Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share, par value US$0.0001 per share, is entitled to one vote, and each Class B ordinary share, par value US$0.0001 per share, is entitled to ten votes. The quorum of the AGM is one or more shareholders holding shares which represent, in aggregate, not less than one-tenth (1/10) of the votes attaching to all issued and outstanding Ordinary Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the Ordinary Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) for holders of Ordinary Shares or American Depositary Shares (the “ADSs”), by submitting a written notice of revocation or a fresh Form of Proxy or a fresh Voting Card for ADSs, as the case may be, bearing a later date, which must be received by the deadlines for returning the Forms of Proxy or Voting Cards of ADSs set forth above, or (ii) for holders of Ordinary Shares only, by attending the AGM and voting in person at the AGM.

You may instruct your proxy to vote some or all of the Ordinary Shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your Ordinary Shares in the same way on any resolution. In this case, please specify in the voting boxes the number of Ordinary Shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If two or more persons are jointly registered as holders of an Ordinary Share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant Ordinary Shares. The senior holder should sign this Form of Proxy, but the names of all other joint holders should be stated on this Form of Proxy in the space provided.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible no later than 2:00 p.m. June 13, 2023, Hong Kong time to ensure your representation at the AGM.

BAOZUN INC.

(A company controlled through weighted voting rights

and incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: BZUN; HKEX Stock Code: 9991)

Form of Proxy for Annual General Meeting

to be held at Unit 1701-1707 & 1716, 17/F., BEA Tower Millennium City 5,

418 Kwun Tong Road, Kwun Tong, Hong Kong,

on Thursday, June 15, 2023 at 2:00 p.m.

(Hong Kong time) (the “Annual General Meeting” or “AGM”)

(or any adjourned meeting thereof)

I/We of_________________, being the registered holder of _________________ Class A ordinary shares1, par value US$0.0001 per share, and _________________ Class B ordinary shares1, par value US$0.0001 per share, of Baozun Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting2 or ____________________________ (name) of (address) ________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned meeting thereof) of the Company, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	ORDINARY RESOLUTIONS	FOR[3]	AGAINST[3]	ABSTAIN[3]
1.	To receive, consider and adopt the audited consolidated financial statements for the year ended 31 December 2022 together with the report of the directors of the Company (the “Directors”) and the independent auditor ’s report.
2.	(a) To re-elect the following retiring Directors:
(i) Mr. Yiu Pong Chan as an independent Director.
(ii) Mr. Steve Hsien-Chieng Hsia as an independent Director.
(iii) Mr. Benjamin Changqing Ye as an independent Director.
(b) To authorize the board of Directors (the “Board”) to fix the Directors’ fees.
3.	To reappoint Deloitte Touche Tohmatsu as auditor of the Company and authorize the Board to fix its remuneration.
4.	To approve the grant of 1,752,984 restricted share units (the “RSU(s)”) to Mr. Vincent Wenbin Qiu (“Mr. Qiu”) in accordance with the terms of the share incentive plan approved by the shareholders of the Company on October 21, 2022 and effective from November 1, 2022, subject to all applicable laws, rules, regulations and the applicable RSU award agreement, and to authorize the Board to exercise all rights and powers as it may in its sole discretion consider necessary or expedient to give full effect to the proposed grant of 1,752,984 RSUs to Mr. Qiu and the allotment and issue of the Class A ordinary shares and/or the American depositary shares of the Company (the “ADS(s)”) upon the vesting of the RSUs to Mr. Qiu, and to approve, confirm and ratify any and all such acts to effect the aforesaid grant.
5.	To give a general mandate to the Directors to allot, issue and deal with additional Class A ordinary shares or ADSs not exceeding 20% of the number of the issued shares of the Company (the “Issue Mandate”).
6.	To give a general mandate to the Directors to buy back Class A ordinary shares or ADSs not exceeding 10% of the number of the issued shares of the Company.
7.	To extend the Issue Mandate by the number of Class A ordinary shares or ADSs bought back by the Company.

Dated ____________________, 2023	Signature(s)[4]

1	Please insert the number of shares registered in your name(s) to which this Form of Proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided. If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. Any alteration made to this Form of Proxy must be initialed by the person(s) who sign(s) it.
3	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for.” If you wish to vote against a particular resolution, tick the appropriate box marked “against.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain.” If you do not complete this section, your proxy will vote or abstain at his/her discretion.
4	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.
5	Please refer to the circular for AGM and the accompanying notice of AGM for details of each of the resolutions.
6	Unless otherwise specified, terms defined in this Form of Proxy shall have the same meanings as those set out in the circular for AGM.